EMBRAER ANNOUNCES ITS DELIVERIES SCHEDULED
FOR 2005 AND 2006

São José dos Campos, November 19, 2004 – During the 5th Annual Analysts and Investors Meeting held November 18 to 19 at its headquarters in São José dos Campos, Brazil, Embraer (BOVESPA: EMBR3 e EMBR4) (NYSE: ERJ) presented its 2005 and 2006 delivery forecast.

Delivery Forecast for 2005 and 2006

Embraer maintains its estimate to deliver 145 aircraft in 2004 and the same number in 2005. This estimate takes into consideration US Airways filing for bankruptcy protection and American Eagle’s cancellation of 18 ERJ 145 aircraft scheduled to be delivered between July 2005 and February 2006.
In 2006, Embraer estimates it will deliver 145 aircraft in the commercial, corporate and authorities transportation segment.

The share of deliveries for jets of the EMBRAER 170/190 family is expected to increase in the coming three years. Beginning in 2005, we expect that deliveries of these aircraft will represent more than half of the forecasted deliveries.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among other: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.